EXHIBIT 99.1

Auryn Acquires Good Lucky Prospect and Discovers New Prospects at Sombrero

VANCOUVER, British Columbia, June 25, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company) is pleased to announce the acquisition of rights to the Mollecruz concessions, which are key claims in the northern area of the Sombrero Project, located in southern Peru. The Mollecruz concessions include the Good Lucky prospect, which is located five kilometers from the Sombrero project, where Auryn recently trenched 99 meters of 0.46% copper equivalent. Samples taken within the Mollecruz concessions yielded results up to 5.12 g/t gold and 4.29% copper.

In addition, two new prospects, Totora and Uchuy, have also been discovered through sampling. At Totora, Auryn’s geologists have sampled gold values up to 5.07 g/t and copper values up to 3.14%. At Uchuy, strong arsenic and antimony values have been sampled which indicate the potential for proximal base and precious metal mineralization.

A Message from Auryn’s Executive Chairman and Director:

Ivan Bebek stated, “The Sombrero project continues to impress us both with the potential size of the structures and grades of mineralization we continue to identify.”

The Good Lucky Prospect:

The Good Lucky prospect is located within the Mollecruz concessions which are approximately 1,000 hectares and represent another cluster of mineralizing intrusive bodies in the Sombrero district that are characterized by copper-gold skarn mineralization (Figure 1).

The principle skarn body at the Good Lucky prospect demonstrates high-grade copper-gold mineralization sampled over a 600 meter length and over 250 vertical meters (Figure 2).  Rock samples graded up to 5.12 g/t gold and 4.29% copper in sulphide mineralization. A summary of the highlights is presented below in Table 1.

 Table 1: Highlights of Good Lucky Rock Samples

Sombrero - Good Lucky Rock 2018 Highlights
Gold		Copper
Sample ID	Au (g/t)	Sample ID	Cu (%)	Sample ID	Cu (%)
W645039	5.12	W645035	4.29	W645151	1.06
W645082	2.25	W645081	4.27	W645115	1.04
W645068	1.16	W645097	3.05	W645080	1.04
W645090	1.08	W645087	2.9	W645047	0.94
W645077	0.71	W645090	2.71	W645088	0.90
W645071	0.68	W645041	2.64	W645074	0.90
W645069	0.64	W645077	1.90	W645112	0.87
W645038	0.59	W645049	1.78	W645118	0.86
W645075	0.42	W645068	1.75	W645075	0.79
W645151	0.39	W645071	1.71	W645110	0.75
W645081	0.38	W645093	1.68	W645082	0.62
W645040	0.31	W645066	1.51	W645105	0.59
W645074	0.30	W645086	1.19	W645067	0.57
		W645099	1.13
All samples disclosed in this table were grab samples and were selectively taken. The results are not necessarily representative of the mineralization hosted on the property.

Importantly, the skarn mineralization encountered at Good Lucky occurs in the Gramadal limestone sequence situated below the Ferrobamba limestone sequence. The Ferrobamba sequence hosts mineralization at the Sombrero project as well as the Tintaya and Las Bambas deposits (Figure 3).  This is significant because it demonstrates that there are two mineralized limestone sequences within the district, increasing the likelihood of a potential discovery. The outcropping mineralization is interpreted to extend under thin volcanic cover to the north. A magnetic survey will be conducted to determine the extent of the system.

Terms of the Acquisition

Under the terms of an option agreement dated June 22, 2018, the Company may acquire a 100% interest in the Mollecruz concessions by completing US$3,000,000 in work expenditures and by making payments totaling US$1,600,000 to the underlying owner over a five year period. At signing, Auryn paid US$50,000 and upon exercise of the option, the underlying owner will retain 0.5% NSR royalty with an advance annual royalty payment of US$50,000.

Totora and Uchuy Prospects:

Auryn has followed-up on results from its regional 2017 stream sediment survey in the concessions to the west of Good Lucky and has identified previously unknown copper-gold porphyry-style of mineralization (the Totora prospect) and an area of abundant skarn mineralization (the Uchuy prospect). These prospects have been discovered in an area with extensive post-mineralization volcanic cover.

At Totora, a 50-meter-wide porphyritic monzonite dyke within a larger diorite body has been identified.  The dyke itself is completely altered by porphyry-style silica and clay and has extensive stockwork veining over its entire width (Figure 4). Reconnaissance sampling from Totora has yielded gold and copper mineralization over a 200 meter length with rock samples grading up to 4.92g/t gold and 3.14% copper along the margins of the monzonite dyke.  Additional rock samples have been collected across the stockwork vein system with results expected in the coming weeks.

Auryn’s technical team views the discovery of the Totora prospect as highly significant because it demonstrates the potential for copper-gold porphyry-style mineralization within the Sombrero district.  A summary of the reconnaissance rock samples from Totora is presented below in Table 2.

 Table 2: Highlights of Totora Rock Samples

Sombrero - Totora Rock 2018 Highlights
Gold				Copper
Sample ID	Au (g/t)	Sample ID	Au (g/t)	Sample ID	Cu (%)
W645131	5.07	W645160	0.37	W645164	3.14
W645164	1.08	W645162	0.33	W645162	1.28
W645132	0.89	W645161	0.33	W645159	1.17
W645135	0.76	W645159	0.23	W645136	1.16
W645136	0.55	W645138	0.21	W645163	1.12
W645163	0.40			W645160	1.03
All samples disclosed in this table were grab samples and were selectively taken. The results are not necessarily representative of the mineralization hosted on the property.

At Uchuy, mineralization is characterized by jasperoid (silica) structures and skarn bodies associated with Labra formation sndstones and the Gramadal limestone sequence, respectively.  The jasperoids and the skarn bodies occur over a one kilometer length in a north-south structural corridor. These bodies are highly elevated in both arsenic and antimony demonstrating that they have the potential to be in close proximity to a precious and base metal system at depth.  The majority of the samples ran greater than 200 g/t arsenic with multiple samples greater that 1%.  Many samples also ran between 50 – 570 g/t antimony.  A single sample from the sampling program collected off skarn body graded 0.5 g/t gold, 285 g/t silver, 1.38% copper.

Auryn’s technical team views the observed skarn and jasperoid bodies at Uchuy to be important because they are a part of a larger skarn-porphyry intrusive complex that extends from Good Lucky through to Totora and Uchuy over a six kilometer length that is largely obscured by volcanic cover (Figure 5).

A Message from Auryn’s COO and Chief Geologist:

Michael Henrichsen stated, “Our sampling and mapping over the northern half of the Sombrero Project is identifying high-grade gold and copper mineralization over several kilometers.  We view the new prospects of Good Lucky, Totora and Uchuy as the next mineralized cluster of intrusive bodies within the greater Sombrero district. The technical team is very excited about the potential of the district and the effectiveness of our regional stream sediment survey in identifying mineralized bodies.”

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Grabs 2018 Sampling (Sombrero, Peru):

All samples were approximately 2kg of rock chips material per sample and were collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assay were repeated with ore grade four acid digest method (OG62). QA/QC programs for 2018 rock grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision. Grab samples were selectively taken and are not representative of the average mineralization in the area.

Disclaimer
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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